Demotech, Inc.

Form NRSRO – Annual Certification

March 2024

Exhibit 1

Credit Ratings Performance Measurement Statistics

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207
www.demotech.com

Demotech, Inc.

Exhibit 1. Credit Ratings Performance Measurement Statistics

<u>Table 1</u>
Financial Stability Ratings® (FSRs)
1-Year Transition and Default Rates
December 31, 2022 through December 31, 2023

FSRs as of 12/31/2022		FSRs as of 12/31/2023 (Percent)						Other Outcomes 12/31/2022-12/31/2023		
FSR	Number of FSRs Outstanding	A"	A'	A	S	M	L	Default	Paid off*	Withdrawn (other)
A"	78	100.0%								0.0%
A'	80		93.8%	1.3%						5.0%
A	281		0.4%	86.5%	0.4%			1.4%		11.4%
S	11		9.1%	9.1%	72.7%					9.1%
M	0					NA		NA		NA
L	0						NA	NA		NA
Total	450									

*This category is not applicable to insurance companies

Note: Demotech assigned ratings to nine (9) self-funded public entity pools in 2023. These ratings utilize a different rating scale, are not included in these performance measurement statistics, and are not considered NRSRO ratings under Demotech's registration as an NRSRO in the class of ratings for insurance companies.



Table 2
Financial Stability Ratings® (FSRs)
3-Year Transition and Default Rates
December 31, 2020 through December 31, 2023

FSRs as of 12/31/2020		FSRs as of 12/31/2023 (Percent)						Other Outcomes 12/31/2020-12/31/2023		
FSR	Number of FSRs Outstanding	A"	A'	A	S	M	L	Default	Paid off*	Withdrawn (other)
A"	61	93.4%								6.6%
A'	66		80.3%	9.1%						10.6%
A	256		5.1%	71.9%				6.3%		16.8%
S	13		7.7%	23.1%	46.2%					23.1%
M	0					NA		NA		NA
L	0						NA	NA		NA
Total	396									

*This category is not applicable to insurance companies



FSRs as of 12/31/2013		FSRs as of 12/31/2023 (Percent)						Other Outcomes 12/31/2013-12/31/2023		
FSR	Number of FSRs Outstanding	A"	A'	A	S	M	L	Default	Paid off*	Withdrawn (other)
A"	99	42.4%						1.0%		56.6%
A'	85	4.7%	36.5%	10.6%				1.2%		47.1%
A	215	0.5%	9.3%	43.3%				12.1%		34.9%
S	8		25.0%	37.5%	25.0%			0.0%		12.5%
M	0					NA		NA		NA
L	0						NA	NA		NA
Total	407									

*This category is not applicable to insurance companies



<u>**Definition of Rating Symbols**</u>

A Financial Stability Rating® summarizes Demotech's opinion as to the insurer's ability to insulate itself from the business cycle that exists in the general economy as well as the underwriting cycle that exists in the insurance industry, and its relative ability to fulfill its insurance obligations to policyholders, i.e., honoring meritorious claims or otherwise fulfilling its insurance-related obligations, during a downturn in the general economic conditions as well as a downturn in the underwriting cycle.

Demotech assigns the following FSRs:



A'' (A Double Prime), *Unsurpassed*

Regardless of the severity of a general economic downturn or deterioration in the insurance cycle, insurers earning a Financial Stability Rating® of A'' (A Double Prime) possess Unsurpassed financial stability related to maintaining surplus as regards policyholders at an acceptable level.

One hundred percent of the insurers receiving a Financial Stability Rating® of A'' (A Double Prime) are expected to have positive surplus as regards policyholders as of eighteen months from the initial date of rating assignment.



A' (A Prime), *Unsurpassed*

Regardless of the severity of a general economic downturn or deterioration in the insurance cycle, insurers earning a Financial Stability Rating® of A' (A Prime) possess Unsurpassed financial stability related to maintaining surplus as regards policyholders at an acceptable level.

At least ninety-nine percent of all the insurers countrywide receiving a Financial Stability Rating® of A' (A Prime) are expected to have positive surplus as regards policyholders as of eighteen months from the initial date of rating assignment.



A, *Exceptional*

Regardless of the severity of a general economic downturn or deterioration in the insurance cycle, insurers earning a Financial Stability Rating® of A possess Exceptional financial stability related to maintaining surplus as regards policyholders at an acceptable level.

At least ninety-seven percent of all the insurers countrywide receiving a Financial Stability Rating® of A are expected to have positive surplus as regards policyholders as of eighteen months from the initial date of rating assignment.





S, *Substantial*

Regardless of the severity of a general economic downturn or deterioration in the insurance cycle, insurers earning a Financial Stability Rating® of S possess Substantial financial stability related to maintaining surplus as regards policyholders at an acceptable level.

At least ninety-five percent of all the insurers countrywide receiving a Financial Stability Rating® of S are expected to have positive surplus as regards policyholders as of eighteen months from the initial date of rating assignment.



M, *Moderate*

Regardless of the severity of a general economic downturn or deterioration in the insurance cycle, insurers earning a Financial Stability Rating® of M possess Moderate financial stability related to maintaining surplus as regards policyholders at an acceptable level.

At least ninety percent of all the insurers countrywide receiving a Financial Stability Rating® of M are expected to have positive surplus as regards policyholders as of eighteen months from the initial date of rating assignment.



L, *Licensed*

Insurers earning a Financial Stability Rating® of L are Licensed by state regulatory authorities. Our evaluation of their financial stability precludes assignment at a Financial Stability Rating® category referenced above.



Definition of Default

For the rating class of insurance companies, Demotech defines default as the impairment of the insurer. Impairment occurs when an insurance company has been subjected to one or more formal regulatory actions for solvency reasons and the regulatory action(s) are made public. Such regulatory actions may include occurrences when the insurer is placed into rehabilitation, liquidation, involuntary receivership or conservatorship, license suspension or revocation, supervision, or other legal or regulatory remedy instituted by a Department of Insurance or regulatory authority for the purpose of protecting the interests of policyholders or claimants. Impairment does not include voluntary action by an insurance company, such as surrender of a license, merger into an affiliate, purchase by a solvent insurer, capital infusion by a third party, voluntary dissolution, other regulatory action that is not made public, or other activity that results in the continuous ability to honor meritorious claims and other obligations.

Rating Action History

The credit rating histories required to be disclosed pursuant to 17 CFR 17g-7(b) are located at www.demotech.com/regulatory.

Notice

Financial Stability Rating® is a registered certification mark of Demotech, Inc. Financial Stability Ratings® (FSRs) and the FSR seal image may not be used or reproduced without the express written approval of Demotech. FSRs represent Demotech's opinion of the ability of an insurer to meet its insurance related obligations based upon our assessment of financial information and other information. FSRs do not constitute a warranty of a company's ability to meet its contractual or legal obligations; are not recommendations to buy, sell or hold any securities, or to make any investment decisions related to the rated entity; and are not an endorsement of any particular insurer or its products. Insureds, agents, and third parties need to independently evaluate any relationship with a particular insurer as well as the applicability of an insurer's products to the needs of the insured or agent.

Demotech obtains information from sources considered reliable. Demotech reviews the data and information it receives for reasonableness and consistency, but does not independently audit the data it receives and assumes no responsibility for data provided by rated entities or prepared by third parties.

Historical ratings information is indicative only of Demotech's review and opinion of the insurer at the date of the respective previous rating assignments. Only the most current FSR assigned to an insurer represents Demotech's existing assessment and opinion of the insurer. The most current Financial Stability Rating® must be verified by visiting www.demotech.com.